BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 375 BILLION FOR THE THIRD QUARTER OF 2010 (COP 476 PER SHARE - USD 1.06 PER ADR), WHICH REPRESENTS AN INCREASE OF 17% COMPARED TO THE SAME QUARTER LAST YEAR.

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Net loans grew 3.5% compared to 2Q10. Also, it increased 7.8% compared to the 3Q09 and 8.3% during the first nine months of the year. This growth confirms the improvement in the credit demand that started in 1Q10.

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Loan portfolio quality continues showing a good trend. The loan deterioration during 3Q10 was COP 73 billion, 106% higher than 2Q10 but 62% lower than 3Q09. Charge-offs were COP 139 billion, 38% lower than 2Q10 and 27% lower than 3Q09. Net provision charges totaled COP 138 billon.

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Solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 96% at the end of 3Q10, and net investment securities totaled COP 9,152 billion, 1.6% higher as compared to 2Q10 and 12.6% as compared to 2Q09.

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The balance sheet remains strong. Loan loss reserves represented 5.5% of total loans and 163% of past due loans at the end of 3Q10. The capital adequacy ratio increased during the quarter and ended at 15.17% (Tier 1 of 10.6%), a figure that is considerably higher than the 13.8% (Tier 1 de 10.9%) reported at the end of 3Q09.

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Net income from fees and other services continued to increase consistently and totaled COP 390 billion, 6% higher than in 2Q10. This positive long-term trend is explained by higher income from credit cards, banking services and a greater utilization of the branch network.

November 3, 2010. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2010.

For the quarter ended September 30, 2010 (“3Q10”), Bancolombia reported consolidated net income of COP 375 billion, or COP 476 per share - USD 1.06 per ADR, which represents an increase of 29% as compared to the results for the quarter ended on June 30, 2010 (“2Q10”) and an increase of 17% as compared to the results for the quarter ended on September 30, 2009 (“3Q09”).  The cumulative net income for the first nine months of 2010 was COP 1,007 billion, which is 14% higher with respect to the same period of the previous year.

Bancolombia’s annualized return on equity (“ROE”) was 20.6% for 3Q10, and 18.9% for the first nine months of the year 2010.

Bancolombia ended 3Q10 with COP 64,670 billion in assets, 3% higher than those at the end of 2Q10 and 8% greater than at the end 3Q09. At the same time, liabilities totaled COP 57,121 billion and increased 3% as compared to the figure presented in 2Q10 and 7% as compared to 3Q091.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended September 30, 2010. The statements of income for the quarter ended September 30, 2010 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate October 1, 2010: COP 1,801.01 =USD 1	Average Representative Market Rate for 3Q10: COP1834.10=USD 1

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(Ps millions)	3Q 09	2Q 10	3Q 10	3Q10/2Q10	3Q10/3Q09
ASSETS
Loans and financial leases, net	39,789,147	41,436,323	42,891,624	3.51%	7.80%
Investment securities, net	8,125,523	9,009,171	9,152,209	1.59%	12.64%
Other assets	12,172,774	12,044,003	12,625,936	4.83%	3.72%
Total assets	60,087,444	62,489,497	64,669,769	3.49%	7.63%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	40,346,861	41,039,287	42,288,485	3.04%	4.81%
Non-interest bearing	4,844,472	5,402,692	5,873,306	8.71%	21.24%
Interest bearing	35,502,389	35,636,595	36,415,179	2.18%	2.57%
Other liabilities	13,145,879	14,347,892	14,832,175	3.38%	12.83%
Total liabilities	53,492,740	55,387,179	57,120,660	3.13%	6.78%
Shareholders' equity	6,594,704	7,102,318	7,549,109	6.29%	14.47%
Total liabilities and shareholders' equity	60,087,444	62,489,497	64,669,769	3.49%	7.63%

Interest income	1,449,770	1,250,203	1,246,232	-0.32%	-14.04%
Interest expense	600,595	383,671	387,123	0.90%	-35.54%
Net interest income	849,175	866,532	859,109	-0.86%	1.17%
Net provisions	(167,767)	(186,647)	(137,778)	-26.18%	-17.88%
Fees and income from service, net	368,600	395,614	390,120	-1.39%	5.84%
Other operating income	102,352	94,610	128,061	35.36%	25.12%
Total operating expense	(696,152)	(742,683)	(759,477)	2.26%	9.10%
Goodwill amortization	(15,614)	(15,041)	(12,823)	-14.75%	-17.87%
Non-operating income, net	20,278	(4,489)	32,585	825.89%	60.69%
Income tax expense	(139,674)	(116,646)	(124,664)	6.87%	-10.75%
Net income	321,198	291,250	375,133	28.80%	16.79%

PRINCIPAL RATIOS		Quarter		As of
	3Q 09	2Q 10	3Q 10	Sep-09	Sep-10
PROFITABILITY
Net interest margin (1)	6.32%	6.45%	6.19%	6.70%	6.22%
Return on average total assets (2)	2.08%	1.89%	2.36%	1.87%	2.15%
Return on average shareholders´ equity (3)	20.10%	16.75%	20.56%	18.82%	18.87%
EFFICIENCY
Operating expenses to net operating income	53.92%	55.85%	56.07%	52.07%	55.95%
Operating expenses to average total assets	4.61%	4.91%	4.86%	4.54%	4.87%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.98%	11.37%	11.67%	10.98%	11.67%
Technical capital to risk weighted assets	13.80%	13.37%	15.17%	13.80%	15.17%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.85	0.77	1.06
Net income per share $COP	407.70	369.69	476.16
P/BV ADS (4)	2.47	2.66	3.08
P/BV Local (5) (6)	2.44	2.64	3.07
P/E (7)	12.57	16.12	15.46
ADR price (8)	42.93	50.13	65.63
Common share price (8)	20,400	23,760	29,380
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	1,925.49	1,913.15	1,801.01

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2010, Bancolombia’s assets totaled COP 64,670 billion, which represents an increase of 3% compared to 2Q10 and of 8% compared to 3Q09.

Assets denominated in COP totaled COP 47,360 billion at the end of 3Q10, increasing 2% compared to 2Q10 and 6% compared to 3Q09. Assets denominated in currencies other than COP (mainly American dollars (“USD”)) represented 27% of total assets (or USD 9.6 billion) at the end of 3Q10, increasing 13% compared to 2Q10 and 20% compared to 3Q09.

Loans and financial leases, net of provisions, represented 66% of assets at the end of 3Q10, remaining stable as compared to the proportion they represented at the end of 2Q10 and 3Q09. Net investments were 14% of total assets at the end of the quarter, also remaining stable as compared to their participation in assets at the end of de 2Q10 and 3Q09.

1.2.	Loan Portfolio

During the third quarter of 2010, there was growth of the loan portfolio in our operation in Colombia.  Loans denominated in COP totaled COP 34,925 billion at the end of 3Q10, and increased 4% compared to 2Q10 and 9% compared to 3Q09. On the other hand, loans denominated in USD totaled USD 5,798 million (23% of the loan portfolio), increasing 8% compared to 2Q10 and 11% compared to 3Q09.
These USD denominated loans correspond to loans in Colombia (USD 1,603 million or 27% of loans in USD), El Salvador (USD 2,424 million or 42% of loans in USD) and other countries (USD 1,772 million or 31% of loans in USD).

The appreciation of the COP against de USD was of 5.9% in 3Q10 and has been of 6.5% since 3Q09. This appreciation of the peso, negatively affected the conversion to COP of loans denominated in USD. Overall, Bancolombia’s gross loans totaled COP 45,368 billion at the end of 3Q10 and increased 3.4% compared to the COP 43,886 billion at the end of 2Q10.

In annual terms, gross loans increased 8% compared to the COP 42,086 billion in loans reported as of the end of 3Q09. This increase is explained by the growth of loans in both COP and USD, although the conversion of USD denominated loans to COP results in total loan growth in COP of only 4% compared to 3Q09. In general, the higher volume of loans denominated in USD during the quarter, reveal an increase in lending activity in our Panama subsidiary (off-shore banking), an operation that continues to reflect the pick-up in economic activity and the greater financing needs of our clients. The recovery of international trade flows played a key role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitutes the majority of our loan portfolio, confirms the positive trend that began to show in 2Q10.

Commercial loans denominated in COP ended 3Q10 at COP 21,031 billion and showed a significant increase of 3% with respect to 2Q10. Commercial loans denominated in USD totaled 4.066 USD million at the end of the quarter and increased 10% compared to 2Q10. Companies are consistently demanding credit, which again confirms the trend that has been observed since last quarter.

Consumer loans denominated in COP also continued to show dynamism during the quarter, reaching COP 5,729 billion, a figure 12% higher than that reported at the end of 2Q10 and 19% higher than that reported at the end of 3Q09. In contrast, consumer loans originated in El Salvador continue to be subdued and do not show significant growth. Overall, consumer loans denominated in USD totaled USD 1,033 million and increased 2% with respect to 2Q10, but remained flat with respect to 3Q09.

In 3Q10, mortgage loans expressed in COP grew 33 billion, and reached COP 3,672 billion. Additionally, COP 315 billion in mortgages were securitized in the same period, taking the outstanding balance of securitized mortgages to COP 2,537 billion at the end of 3Q10. When taking into account securitizations, mortgage loans increased 3% during the quarter and 11% during the past 12 months. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy program, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador totaled USD 430 million, 1% and 5% lower than the outstanding mortgage balances in USD reported in 2Q10 and 3Q09, respectively.

Financial leases, 91% of which are denominated in COP, increased 1% during the quarter and 2% compared to 3Q09.  Operating leases, net of depreciation, increased 3% during 3Q10 and 19% over the last 12 months.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that corporate loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 4% with respect to 2Q10. This increase is explained by higher demand for working capital and financing by businesses. On the other hand, retail and SME loans increased 3% in the same period due to greater demand for consumer loans.

Reserves for loan losses increased 1% during 3Q10 and totaled COP 2,475 billion, or 5.5% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth
(COP million)	3Q09	2Q10	3Q10	3Q10/2Q10	3Q10/3Q09
CORPORATE
Working capital loans	18,554,910	19,788,703	20,331,403	9.00%	-3.38%
Funded by domestic development banks	681,931	395,026	324,811	-5.23%	-47.67%
Trade Financing	1,332,765	1,602,804	2,110,665	12.94%	4.34%
Overdrafts	104,263	91,362	90,155	5.66%	-15.77%
Credit Cards	37,538	37,147	42,618	-4.26%	-3.71%
TOTAL CORPORATE	20,711,407	21,915,042	22,899,652	8.94%	-4.38%
RETAIL AND SMEs
Working capital loans	4,203,293	4,424,178	4,360,456	-1.60%	6.88%
Personal loans	3,739,370	3,820,676	4,229,536	5.78%	-4.70%
Loans funded by domestic development banks	816,660	762,168	727,207	-1.29%	-9.37%
Credit Cards	2,321,921	2,414,429	2,456,024	1.45%	0.22%
Overdrafts	259,565	251,938	238,226	0.00%	-17.47%
Automobile loans	1,256,513	1,178,490	1,238,911	-2.75%	-4.07%
Trade Financing	101,140	43,983	43,295	-40.90%	-55.28%
TOTAL RETAIL AND SMEs	12,698,462	12,895,862	13,293,655	0.76%	-1.03%
MORTGAGE	3,279,715	3,638,968	3,672,243	0.98%	11.22%
FINANCIAL LEASES	5,396,877	5,435,666	5,502,055	0.16%	-1.04%
Total loans and financial leases	42,086,461	43,885,538	45,367,605	4.62%	-1.85%
Allowance for loan losses	(2,297,314)	(2,449,215)	(2,475,981)	-0.12%	5.12%
Total loans and financial leases, net	39,789,147	41,436,323	42,891,624	4.92%	-2.24%

1.3.	Investment Portfolio

As of September 30, 2010, Bancolombia’s investment portfolio totaled COP 9,152 billion, increasing 2% compared to 2Q10 and 13% compared to 3Q09. The investment portfolio is mainly composed of debt investment securities, which represented 96% of Bancolombia’s total investments and 14% of assets at the end of 3Q10. Investments denominated in USD totaled USD 1,190 million and represented 23% of the investment portfolio.  Additionally, the Bank has COP 1,924 billion in TIPS, which represents 21% of the investment portfolio. The duration of the debt securities portfolio was 18.5 months and a yield to maturity of 3.99% at the end of 3Q10.

1.4.	Goodwill

As of 3Q10, Bancolombia’s goodwill totaled COP 719 billion and decreased 12% compared to the amount reported in 3Q09. This variation is explained by the appreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of September 30, 2010, Bancolombia’s goodwill included USD 396 million related mostly to the acquisition of Banagrícola in 2007 and COP 5 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of September 30, 2010, Bancolombia’s liabilities totaled COP 57,121 billion and increased 3% compared to 2Q10 and 7% compared to 3Q09. During 3Q10, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 96% at the end of 3Q10 and increased compared to the 95% reported in 2Q10 and the 92% reported in 3Q09.

Deposits totaled COP 42,288 billion (or 74% of liabilities) at the end of 3Q10 and increased 3% during the quarter and 5% over the last 12 months. The composition of deposits during 3Q10 changed slightly compared to 2Q10; in particular, the decrease in the proportion of CDs compared to 2Q10 and 3Q09 is notable. CDs represented 47% of deposits in 3Q09, but represented only 40% in 3Q10. This decrease is in line with the funding strategy executed by the Bank in the last few quarters, which is aimed at taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts and decreasing the cost of CDs. As a result of this recomposition of the funding mix, demand deposits went from representing 53% of the Bank’s total deposits in 3Q09, to representing 60% as of the end of 3Q10.

Through this strategy, interest expense was reduced by 35% with compared to 3Q09. Additionally, even though total deposits increased 3% during the quarter, interest expense increased only 1% over the same period.

Deposits' weighted
average cost	3Q09	2Q10	3Q10
Checking accounts	0.59%	0.47%	0.47%
Time deposits	6.31%	4.05%	4.00%
Saving accounts	2.94%	2.03%	1.88%
Total deposits	4.15%	2.56%	2.47%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q10 was COP 7,549 billion, increasing 14%, or COP 954 billion, with respect to the COP 6,595 billion reported at the end of 3Q09.

Bancolombia’s capital adequacy ratio increase considerably during the quarter, ending at 15.17%, 180 basis points above the 13.37% for 2Q10  and 136 bps above the 13.80% for 3Q09. This increase was a result of the growth in secondary capital, product of a subordinated bonds issuance for USD 620 million that happened in July 2010.

Bancolombia’s capital adequacy ratio was 617 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 10.6% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.3% at the end of 3Q10.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q 09%		2Q 10%		3Q 10%
Basic capital (Tier I)	5,765,332	10.92%	6,004,109	10.68%	6,117,948	10.60%
Additional capital (Tier II)	1,523,844	2.89%	1,510,970	2.69%	2,637,611	4.57%
Technical capital (1)	7,289,176		7,515,080		8,755,559
Risk weighted assets included market risk	52,802,821		56,217,651		57,727,371
CAPITAL ADEQUACY (2)	13.80%		13.37%		15.17%
(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

2.	INCOME STATEMENT

Net income totaled COP 375 billion in 3Q10 or COP 476 per share – USD 1.06 per ADR, which represents and an increase of 17% compared to 3Q09 and of 29% compared to 2Q10. Bancolombia’s ROE was 20.6% for 3Q10, similar to the annualized ROE of 20.1% for 3Q09 but superior to the 16.8% ROE for 2Q10.

2.1.	Net Interest Income

Net interest income totaled COP 859 billion in 3Q10, 1% lower than that reported in 2Q10, and 1% higher than the figure for 3Q09. Interest income decreased slightly during the quarter, while interest expense increased. The lower funding cost associated with a better funding mix and the re-pricing of deposits, made it possible to compensate the lower interest rates of new loans granted during the period.

During 3Q10, income generated by the investment portfolio totaled COP 141 billion, a figure 11% higher than the COP 126 billion for 2Q10, and 9% higher than the COP 129 billion for 3Q09. During 3Q10, income generated by the investment portfolio increased due to higher bond prices in the secondary markets. These mark-to-market gains were realized primarily in Colombia where interest rates in the secondary bond markets showed downward trends in the third quarter of the year.

Net Interest Margin

Annualized net interest margin ended 3Q10 at 6.2%, lower than the annualized interest margin of 6.4% in 2Q10. Annualized net interest margin for investments was 3.6% in 3Q10, compensating for the lower margins reported in the first half of the year.  Additionally, annualized net interest margin for loans, financial leases and overnight funds was 6.7% in 3Q10, decreasing with respect to the 7.1% reported in 2Q10.

Annualized Interest
Margin	3Q09	4Q09	1Q10	2Q10	3Q10
Loans´Interest margin	7.0%	7.3%	7.1%	7.1%	6.7%
Debt investments´margin	2.3%	11.1%	0.6%	3.1%	3.6%
Net interest margin	6.3%	7.9%	6.1%	6.4%	6.2%

Notably, funding cost continued to decrease significantly during 3Q10. The lower funding cost is the result of the liability re-pricing effort undertaken during the last quarters and the changes in the funding mix composition. The annualized weighted average cost of deposits reached 2.47% in 3Q10, decreasing as compared to the 2.56% and 4.15% for 2Q10 and 3Q09, respectively.

DEPOSIT MIX	3Q09		2Q10		3Q10
COP Million		%		%		%
Checking accounts	7,044,059	17.5%	7,606,010	18.5%	8,159,806	19.3%
Saving accounts	14,119,894	35.0%	15,956,900	38.9%	16,821,175	39.8%
Time deposits	18,802,887	46.6%	17,090,686	41.6%	16,880,463	39.9%
Other	380,021	0.9%	385,691	0.9%	427,041	1.0%
Total deposits	40,346,861		41,039,287		42,288,485

2.2.	Fees and Income from Services

During 3Q10, net fees and income from services totaled COP 390 billion, 1% lower than those reported in 2Q10 and 6% higher than those reported in 3Q09. In particular, credit and debit card fees, the biggest contributor to total fees (34%), increased 2% compared to 2Q10 and 7% compared to 3Q09. On the other hand, fees from collection and payment services increased 7% with respect to 2Q10, and 17% with respect to 3Q09.This increase was generated by the larger number of transactions that occur in the second half of the year and by payments related to social security that companies do through Bancolombia´s network. Fees from fiduciary activities, pension fund management decreased during 3Q10, and brokerage fees grew 9%..

Variation with respect to 2Q10 corresponds to the fact that during that quarter, there were revenues generated by investment banking services that did not happened again in 3Q10.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2010
(COP millions)	Sep-09	Sep-10	Growth	Market Share
Bancolombia VISA	1,282,534	1,382,599	7.82%	7.89%
Bancolombia Mastercard	1,702,662	1,684,311	-1.08%	9.61%
Bancolombia American Express	1,242,178	1,732,061	39.44%	9.88%
Total Bancolombia	4,227,193	4,798,972	13.53%	27.38%
Colombian Credit Card Market	15,743,009	17,525,789	11.32%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2010
(Outstanding credit cards)	Sep-09	Sep-10	Growth	Market Share
Bancolombia VISA	309,375	322,907	4.37%	6.00%
Bancolombia Mastercard	360,669	348,392	-3.40%	6.47%
Bancolombia American Express	327,026	415,208	26.96%	7.71%
Total Bancolombia	997,070	1,086,507	8.97%	20.18%
Colombian Credit Card Market	5,162,267	5,385,165	4.32%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 128 billion in 3Q10, 35% higher than in 2Q10, and 25% higher than in 3Q09.

Communication, postage, rent and others totaled COP 45 billion in 3Q10, 4% higher as compared to 2Q10 and 7% higher as compared to 3Q09.

Dividend income, obtained from investments in participations in non-subsidiary companies (specially Concesiones CCFC S.A., Deceval and ACH) totaled COP 5 billion in 3Q10, 57% lower than in 2Q10 but 55% higher than in 3Q09.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 73 billion in 3Q10, a figure 106% higher than that presented in 2Q10 (COP 35 billion) and 62 lower% than that presented in 3Q09 (COP 192 billion). This slower pace of deterioration is in line with a better performance of the economy. Credit quality continues to be impacted by unemployment, although the new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.
Past due loans (those overdue more than 30 days) totaled COP 1,521 billion at the end of 3Q10, which represents 3.4% of total gross loans. The PDL ratio decreased from 3.6% at the end of 2Q10 and from 4.1% at the end of 3Q09. Loan charge-offs totaled COP 139 billion in 3Q10, 38% lower than charge-offs for 2Q10 (COP 225 billion).

Provision charges (net of recoveries), totaled COP 138 billion in 3Q10, 26% lower than those reported in 2Q10 and 18% lower than those of 3Q09. It is remarkable the fact that while gross loan provisions decreased 2% in the last 12 months, recovery of charged-off loans increased 14%, and that while foreclosed asset provisions decreased 52% in the last 12 months, recovery of provisions for foreclosed assets increased 140%.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,475 billion, or 5.5% of total loans at the end of 3Q10, remaining stable with respect to the proportion presented in September 30, 2009. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 163% at the end of 3Q10, increasing with respect to the 154% at the end of 2Q10, and the 132% at the end of 3Q09. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 118% at the end of the third quarter of 2010, increasing with comparison to 111% of 2Q10 and 114% of 3Q09.

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
( Ps millions)	Sep-09	Jun-10	Sep-10	3Q10 / 2Q10	3Q10 / 3Q09
Total performing past due loans (1)	739,019	584,149	545,724	-6.58%	-26.16%
Total non-performing past due loans	1,001,225	1,002,246	974,779	-2.74%	-2.64%
Total past due loans	1,740,244	1,586,395	1,520,503	-4.15%	-12.63%
Allowance for loans interest losses	2,297,314	2,449,215	2,475,981	1.09%	7.78%
Past due loans to total loans	4.13%	3.61%	3.35%
Non-performing loans as a percentage of total loans	2.38%	2.28%	2.15%
“C”, “D” and “E” loans as a percentage of total loans	4.77%	5.04%	4.62%
Allowances to past due loans (2)	132.01%	154.39%	162.84%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	114.48%	110.69%	118.08%
Allowance for loan losses as a percentage of non-performing loans (2)	229.45%	244.37%	254.00%
Allowance for loan losses as a percentage of total loans	5.46%	5.58%	5.46%
Percentage of performing loans to total loans	97.62%	97.72%	97.85%

(1)	"Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	3Q09	2Q10	3Q10
Commercial loans	62.5%	3.1%	2.6%	2.4%
Consumer loans	16.7%	5.9%	4.9%	4.3%
Microcredit	0.6%	8.7%	8.8%	8.6%
Mortgage loans	8.1%	9.1%	8.4%	8.8%
Finance lease	12.1%	3.9%	3.4%	3.2%
PDL TOTAL	100.0%	4.1%	3.6%	3.4%

PDL Per Category (90 days)
	% Of loan Portfolio	3Q09	2Q10	3Q10
Commercial loans	62.5%	1.9%	1.9%	1.7%
Consumer loans	16.7%	2.7%	2.1%	2.0%
Microcredit	0.6%	4.6%	4.6%	4.8%
Mortgage loans	8.1%	3.9%	4.1%	4.0%
Finance lease	12.1%	2.1%	2.0%	2.0%
TOTAL LOAN PORTFOLIO	100.0%	2.2%	2.1%	2.0%

LOANS AND FINANCIAL LEASES CLASSIFICATION	3Q09		2Q10		3Q10
( COP millions)
¨A¨ Normal	38,740,999	92.1%	40,045,941	91.3%	41,698,504	91.9%
¨B¨ Subnormal	1,338,726	3.2%	1,626,884	3.7%	1,572,259	3.5%
¨C¨ Deficient	660,039	1.6%	723,440	1.6%	606,209	1.3%
¨D¨ Doubtful recovery	975,590	2.3%	1,138,996	2.6%	1,035,384	2.3%
¨E¨ Unrecoverable	371,107	0.9%	350,276	0.8%	455,249	1.0%
Total	42,086,461	100%	43,885,537	100%	45,367,605	100%

Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	4.8%		5.0%		4.6%

2.5.	Operating Expenses

During 3Q10, operating expenses totaled COP 759 billion, increasing 2% compared to 2Q10 and 9% compared to 3Q09.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 313 billion in 3Q10, remaining stable as compared to 2Q10 and  13% higher than in 3Q09. The increase with respect to 3Q09 is mainly explained by the annual increment in salaries and bonus plan payments related to Bancolombia’s variable compensation program in which is related to economic value added by the Bank.

Administrative and other expenses increased 4% in 3Q10 compared to 2Q10 and 6% compared to 3Q09, totaling COP 372 billion. This variation is explained by higher expenses for rentals and leasing of technology during the year.

Depreciation expense totaled COP 49 billion in 3Q10, remaining flat when compared to 2Q10 and increasing 3% compared to 3Q09.

3.	BANCOLOMBIA Descripción de la compañía (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

BALANCE SHEET				Growth
(COP million)	Sep-09	Jun-10	Sep-10	QoQ	YoY
ASSETS
Cash and due from banks	4,601,766	4,180,009	4,636,088	10.91%	0.75%
Overnight funds sold	978,919	1,013,705	781,401	-22.92%	-20.18%
Total cash and equivalents	5,580,685	5,193,714	5,417,489	4.31%	-2.92%
Debt securities	7,984,665	8,629,835	8,785,254	1.80%	10.03%
Trading	2,655,122	3,216,523	3,235,613	0.59%	21.86%
Available for Sale	2,171,216	2,146,980	2,315,513	7.85%	6.65%
Held to Maturity	3,158,327	3,266,332	3,234,128	-0.99%	2.40%
Equity securities	221,811	468,588	451,628	-3.62%	103.61%
Trading	40,055	227,226	207,177	-8.82%	417.23%
Available for Sale	181,756	241,362	244,451	1.28%	34.49%
Market value allowance	-80,953	-89,252	-84,673	-5.13%	4.60%
Net investment securities	8,125,523	9,009,171	9,152,209	1.59%	12.64%
Commercial loans	26,412,840	27,513,576	28,353,190	3.05%	7.35%
Consumer loans	6,821,966	7,059,906	7,589,110	7.50%	11.25%
Microcredit	175,063	237,422	251,007	5.72%	43.38%
Mortgage loans	3,279,715	3,638,968	3,672,243	0.91%	11.97%
Finance lease	5,396,877	5,435,666	5,502,055	1.22%	1.95%
Allowance for loan losses	-2,297,314	-2,449,215	-2,475,981	1.09%	7.78%
Net total loans and financial leases	39,789,147	41,436,323	42,891,624	3.51%	7.80%
Accrued interest receivable on loans	462,082	359,663	382,908	6.46%	-17.13%
Allowance for accrued interest losses	-51,041	-47,399	-43,246	-8.76%	-15.27%
Net total interest accrued	411,041	312,264	339,662	8.77%	-17.37%
Customers' acceptances and derivatives	227,406	776,967	914,322	17.68%	302.07%
Net accounts receivable	701,113	676,926	667,351	-1.41%	-4.82%
Net premises and equipment	1,254,126	1,053,444	1,068,890	1.47%	-14.77%
Foreclosed assets, net	50,821	80,586	71,334	-11.48%	40.36%
Prepaid expenses and deferred charges	170,478	219,326	271,879	23.96%	59.48%
Goodwill	819,624	777,328	719,442	-7.45%	-12.22%
Operating leases, net	818,010	941,628	970,838	3.10%	18.68%
Other	1,357,638	1,299,099	1,365,721	5.13%	0.60%
Reappraisal of assets	781,832	712,721	819,008	14.91%	4.75%
Total assets	60,087,444	62,489,497	64,669,769	3.49%	7.63%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,844,472	5,402,692	5,873,306	8.71%	21.24%
Checking accounts	4,464,451	5,017,001	5,446,265	8.56%	21.99%
Other	380,021	385,691	427,041	10.72%	12.37%
Interest bearing	35,502,389	35,636,595	36,415,179	2.18%	2.57%
Checking accounts	2,579,608	2,589,009	2,713,541	4.81%	5.19%
Time deposits	18,802,887	17,090,686	16,880,463	-1.23%	-10.22%
Savings deposits	14,119,894	15,956,900	16,821,175	5.42%	19.13%
Total deposits	40,346,861	41,039,287	42,288,485	3.04%	4.81%
Overnight funds	1,094,900	1,714,331	1,530,865	-10.70%	39.82%
Bank acceptances outstanding	28,393	635,061	772,779	21.69%	2621.72%
Interbank borrowings	791,410	1,428,948	938,735	-34.31%	18.62%
Borrowings from domestic development banks	3,099,527	2,670,756	2,532,858	-5.16%	-18.28%
Accounts payable	1,850,319	2,055,007	1,661,115	-19.17%	-10.23%
Accrued interest payable	488,626	266,926	315,505	18.20%	-35.43%
Other liabilities	495,942	654,314	728,622	11.36%	46.92%
Bonds	4,208,832	4,198,459	5,390,862	28.40%	28.08%
Accrued expenses	764,771	655,736	891,276	35.92%	16.54%
Minority interest in consolidated subsidiaries	323,159	68,354	69,558	1.76%	-78.48%
Total liabilities	53,492,740	55,387,179	57,120,660	3.13%	6.78%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	5,244,860	5,680,638	6,008,980	5.78%	14.57%
Appropiated	4,359,414	5,048,404	5,001,613	-0.93%	14.73%
Unappropiated	885,446	632,234	1,007,367	59.33%	13.77%
Reappraisal and others	918,356	991,986	1,103,111	11.20%	20.12%
Gross unrealized gain or loss on debt securities	37,574	35,780	43,104	20.47%	14.72%
Total shareholder's equity	6,594,704	7,102,318	7,549,109	6.29%	14.47%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-09	Sep-10	3Q10/3Q09	3Q 09	2Q 10	3Q 10	3Q10/2Q10	3Q10/3Q09
Interest income and expenses
Interest on loans	3,840,333	2,900,639	-24.47%	1,140,070	973,108	958,171	-1.53%	-15.96%
Interest on investment securities	420,627	343,396	-18.36%	128,875	126,359	140,688	11.34%	9.17%
Overnight funds	61,371	35,304	-42.47%	15,794	10,389	8,168	-21.38%	-48.28%
Leasing	571,046	426,063	-25.39%	165,031	140,347	139,205	-0.81%	-15.65%
Total interest income	4,893,377	3,705,402	-24.28%	1,449,770	1,250,203	1,246,232	-0.32%	-14.04%
Interest expense					-
Checking accounts	33,895	27,642	-18.45%	10,242	9,365	9,779	4.42%	-4.52%
Time deposits	1,129,215	533,826	-52.73%	317,873	170,913	169,950	-0.56%	-46.54%
Savings deposits	361,550	236,146	-34.69%	103,790	79,552	77,051	-3.14%	-25.76%
Total interest on deposits	1,524,660	797,614	-47.69%	431,905	259,830	256,780	-1.17%	-40.55%
Interbank borrowings	42,181	13,500	-68.00%	6,561	4,540	4,141	-8.79%	-36.88%
Borrowings from domestic development banks	208,042	107,442	-48.36%	53,923	35,820	32,575	-9.06%	-39.59%
Overnight funds	84,255	26,750	-68.25%	16,642	9,541	8,219	-13.86%	-50.61%
Bonds	273,459	234,053	-14.41%	91,564	73,940	85,408	15.51%	-6.72%
Total interest expense	2,132,597	1,179,359	-44.70%	600,595	383,671	387,123	0.90%	-35.54%
Net interest income	2,760,780	2,526,043	-8.50%	849,175	866,532	859,109	-0.86%	1.17%
Provision for loan and accrued interest losses, net	(959,076)	(608,874)	-36.51%	(190,865)	(235,030)	(187,855)	-20.07%	-1.58%
Recovery of charged-off loans	135,365	179,508	32.61%	53,646	62,499	61,273	-1.96%	14.22%
Provision for foreclosed assets and other assets	(71,430)	(55,178)	-22.75%	(32,366)	(20,452)	(15,562)	-23.91%	-51.92%
Recovery of provisions for foreclosed assets and other assets	42,504	17,621	-58.54%	1,818	6,336	4,366	-31.09%	140.15%
Total net provisions	(852,637)	(466,923)	-45.24%	(167,767)	(186,647)	(137,778)	-26.18%	-17.88%
Net interest income after provision for loans					-
and accrued interest losses	1,908,143	2,059,120	7.91%	681,408	679,885	721,331	6.10%	5.86%
Commissions from banking services and other services	189,607	221,396	16.77%	58,912	80,958	72,377	-47.07%	22.86%
Electronic services and ATM fees	44,168	41,020	-7.13%	13,744	13,415	13,830	3.09%	0.63%
Branch network services	81,094	85,963	6.00%	27,698	28,572	29,825	4.39%	7.68%
Collections and payments fees	136,888	164,231	19.97%	48,075	52,813	56,271	6.55%	17.05%
Credit card merchant fees	21,066	11,304	-46.34%	7,259	3,690	3,411	-22.57%	-53.01%
Credit and debit card annual fees	408,614	424,639	3.92%	134,156	140,828	143,803	2.11%	7.19%
Checking fees	52,251	51,803	-0.86%	17,816	16,892	17,504	3.62%	-1.75%
Fiduciary activities	124,059	125,252	0.96%	42,426	43,463	41,684	-4.25%	-1.75%
Pension plan administration	72,189	66,024	-8.54%	20,690	24,188	19,593	-19.00%	-5.30%
Brokerage fees	30,373	25,048	-17.53%	12,061	8,388	9,183	9.48%	-23.86%
Check remittance	19,479	12,919	-33.68%	6,581	4,420	3,860	-12.67%	-41.35%
International operations	43,203	42,764	-1.02%	16,263	15,455	15,816	138.49%	-2.75%
Fees and other service income	1,222,991	1,272,363	4.04%	405,681	433,082	427,157	-1.37%	5.29%
Fees and other service expenses	(107,625)	(112,218)	4.27%	(37,081)	(37,468)	(37,037)	-1.15%	-0.12%
Total fees and income from services, net	1,115,366	1,160,145	4.01%	368,600	395,614	390,120	-1.39%	5.84%
Other operating income					-
Net foreign exchange gains	(267,535)	21,057	107.87%	(150,887)	17,871	(1,912)	-110.70%	-98.73%
Derivatives Financial Contracts	247,998	38,548	-84.46%	172,270	(16,069)	26,845	267.06%	-84.42%
Gains(loss) on sales of investments on equity securities	609	43,221	6997.04%	71	(625)	9,634	1641.44%	13469.01%
Securitization income	41,443	44,214	6.69%	14,281	15,640	18,698	19.55%	30.93%
Dividend income	23,956	32,499	35.66%	3,184	11,495	4,935	-57.07%	54.99%
Revenues from commercial subsidiaries	75,637	68,567	-9.35%	23,762	20,347	25,072	23.22%	5.51%
Insurance income	10,118	4,596	-54.58%	(2,060)	3,041	15	-99.51%	100.73%
Communication, postage, rent and others	116,523	129,088	10.78%	41,731	42,910	44,774	4.34%	7.29%
Total other operating income	248,749	381,790	53.48%	102,352	94,610	128,061	35.36%	25.12%
Total income	3,272,258	3,601,055	10.05%	1,152,360	1,170,109	1,239,512	5.93%	7.56%
Operating expenses					-
Salaries and employee benefits	777,671	836,195	7.53%	258,027	282,903	282,878	-0.01%	9.63%
Bonus plan payments	53,001	86,215	62.67%	15,065	24,504	24,289	-0.88%	61.23%
Compensation	14,212	23,616	66.17%	3,988	7,498	6,229	-16.92%	56.19%
Administrative and other expenses	1,051,734	1,073,468	2.07%	351,871	356,384	371,994	4.38%	5.72%
Deposit security, net	57,382	62,366	8.69%	18,743	21,718	21,221	-2.29%	13.22%
Donation expenses	2,104	5,068	140.87%	711	639	3,565	457.90%	401.41%
Depreciation	138,021	146,086	5.84%	47,747	49,037	49,301	0.54%	3.25%
Total operating expenses	2,094,125	2,233,014	6.63%	696,152	742,683	759,477	2.26%	9.10%
Net operating income	1,178,133	1,368,041	16.12%	456,208	427,426	480,035	12.31%	5.22%
Goodwill amortization (1)	53,911	43,006	-20.23%	15,614	15,041	12,823	-14.75%	-17.87%
Non-operating income (expense)					-
Other income	181,837	162,265	-10.76%	62,663	27,303	62,786	129.96%	0.20%
Minority interest	(19,375)	(11,101)	-42.70%	(8,632)	(2,240)	(6,159)	174.96%	-28.65%
Other expense	(90,083)	(85,100)	-5.53%	(33,753)	(29,552)	(24,042)	-18.65%	-28.77%
Total non-operating income	72,379	66,064	-8.72%	20,278	(4,489)	32,585	825.89%	60.69%
Income before income taxes	1,196,601	1,391,099	16.25%	460,872	407,896	499,797	22.53%	8.45%
Income tax expense	(311,155)	(383,732)	23.33%	(139,674)	(116,646)	(124,664)	6.87%	-10.75%
Net income	885,446	1,007,367	13.77%	321,198	291,250	375,133	28.80%	16.79%